

Mail Stop 4628

February 27, 2017

Via Facsimile
Jeffrey L. McRae
Senior Vice President and Chief Financial Officer
Triumph Group, Inc.
899 Cassatt Road, Suite 210
Berwyn, PA 19312

    Re: Triumph Group, Inc.
            Form 10-K for the Fiscal Year Ended March 31, 2016
            Filed May 27, 2016
            File No. 1-12235

Dear Mr. McRae:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 9
Our international sales and operations are subject to applicable laws relating to trade, export controls and foreign corrupt practices…, page 12

1.   You disclose on page 6 that Boeing is your largest customer. In publicly available correspondence Boeing submitted to us in 2015, Boeing discussed contacts with Sudan and Syria. A 2013 news article reports your entering into an agreement to supply parts to Fokker Services, and a 2015 news article reports that Sudan Airways has Fokker planes in its fleet. We note also that the investor relations section of your website includes Sudan in its drop down menu. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries,

resellers, customers, affiliates, or other direct or indirect arrangements. In this regard, please tell us whether Boeing and/or Fokker use your components, parts or technologies in contacts with Sudan and Syria. You should describe any products, services, components or technologies you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Parker
     Assistant Director